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                             June 4, 2021

       Chris M. Scherzinger
       Chief Executive Officer
       Weber Inc.
       1415 S. Roselle Road
       Palatine, Illinois 60067

                                                        Re: Weber Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 10,
2021
                                                            CIK No. 0001857951

       Dear Mr. Scherzinger:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 10, 2021

       General

   1. Please provide us supplemental copies of all written communications as defined in
                                                        Rule 405 under the
Securities Act that you or anyone authorized to do so on your behalf have presented or
expect to present to potential investors in reliance on Section 5(d) of the Securities Act,
whether or not you retained or intend to retain copies of these communications. Please
contact legal staff associated with the review of this filing to discuss how to
submit the materials, if any, to us for review.
   2. We note your disclosure that certain industry data included in your registration statement was obtained from
periodic industry publications, third-party studies and surveys. Please clarify whether you
commissioned any of the third-party data presented in your
 Chris M. Scherzinger
FirstName
Weber Inc.LastNameChris M. Scherzinger
Comapany
June 4, 2021NameWeber Inc.
June 4,
Page 2 2021 Page 2
FirstName LastName
         registration statement. To the extent that you commissioned any such data, please provide the consent of the third-party in accordance with Rule 436.
Market and Industry Data, page ii

3. Please elaborate on the data behind your net promoter score. For example, please disclose the sample size that the score was derived from.
Use of Proceeds, page 79

4. We note that you intend to use some of the proceeds from this offering to repay certain indebtedness. Please provide the information described in Instruction 4 to Item 504 of
         Regulation S-K.
Registration Rights Agreement, page 169

5. You disclose that you will enter into a Registration Rights Agreement with the Pre-IPO
         LLC Members prior to the consummation of this offering. Please disclose whether you anticipate any maximum cash penalties related to the Registration Rights Agreement and/or any additional penalties resulting from delays in registering your common stock.
         Refer to ASC 825-20-50-1.
Financial Statements of Weber-Stephen Products LLC, page F-5

6.       Please note the updating requirements of Rule 3-12(a) of Regulation
S-X.
7. We note that certain of your non-GAAP measures have been adjusted for business transformation costs and operational transformation costs. Business transformation costs include major business transformation initiatives that require severance or other unusual costs, while operational transformation costs are defined as restructuring and transformation initiatives related to major supply chain, operational moves and startups that are designed to enable future productivity. As such, please tell us what consideration you gave to presenting disclosures related to restructuring activities pursuant to ASC 420-
         10-50-1.
Note 1. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page F-13

8. Please help us understand how you have complied with the disclosure requirements related to disaggregated revenues from contracts with customers as set forth in ASC 606-
         10-50-5.
Note 2. Goodwill and Other Intangibles, page F-22

9. We note that you acquired all rights to the trademark and intellectual property related to the Q Grill during 2019, with payments made of $17.5 million during the fiscal year ended
         September 30, 2019 and $18 million during the fiscal year ended September 30, 2020.
 Chris M. Scherzinger
Weber Inc.
June 4, 2021
Page 3
       Please tell us where you have classified the $17.5 million payment in the cash flows statement on page F-12.
Note 15. Segments, page F-42

10. Please tell us what consideration you gave to presenting product line disclosures as required by ASC 280-10-50-40.
        You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameChris M. Scherzinger
                                                            Division of
Corporation Finance
Comapany NameWeber Inc.
                                                            Office of
Manufacturing
June 4, 2021 Page 3
cc:       Pedro J. Bermeo
FirstName LastName